EXHIBIT 99.3
Media Release

Simandou partners celebrate start of operations
11 November 2025

CONAKRY, Guinea--(BUSINESS WIRE)-- The President of the Republic of Guinea today joined project partners WCS1, Baowu, Chinalco and Rio Tinto in a ceremony at the port in Forécariah prefecture to mark the start of operations at Simandou, Africa’s largest greenfield integrated mine and infrastructure project.

The project is delivering more than 600 kilometres of new multi-use trans-Guinean rail together with barge and Transhipment Vessel port facilities. Following commissioning and ramp up, this infrastructure will support the export of a combined total of up to 120 million tonnes per year of mined iron ore by SimFer2 and WCS from their respective Simandou mining concessions in the southeast of the country.

Testing and commissioning of the mine, rail and barge port system infrastructure is underway, with both WCS and SimFer having commenced the transport of iron ore from mine gate to the port via the trans-Guinean rail line.

The project is being co-developed by the Government of the Republic of Guinea, SimFer and WCS. Once commissioned, all co-developed infrastructure and rolling stock will be transferred to and operated by the Compagnie du TransGuinéen (CTG), in which Simfer and WCS each hold a 42.5% equity stake, with the Government of Guinea holding the remaining 15%.

Djiba Diakité, Minister and Chief of Staff to the President of the Republic and Chairman of the Simandou 2040 Strategic Committee said: "Simandou is more than a mining project: it is the driving force behind a national transformation. This collective success reflects the vision of the Head of State and the determination of an entire nation to build a future of shared prosperity. This inauguration marks a foundational milestone for Guinea, which now stands as a key player in sustainable development and economic sovereignty in West Africa.”

Winning Consortium Chairman Sun Xiushun said: “This milestone reflects years of hard work and strong partnership. Winning Consortium is proud to have delivered on our commitment and to stand with our partners in bringing Simandou into operation.”

Rio Tinto Chief Executive Simon Trott said: “This outstanding achievement has been made possible through the dedicated hard work of thousands of our colleagues, and the complementary strengths and expertise of Rio Tinto, our SimFer partners, the Government of Guinea and Winning Consortium Simandou.

“Today we are unlocking an exceptional new source of high-grade iron ore that is in demand from customers for low-carbon steel making, enhancing our world-class portfolio of iron ore mines in the Pilbara and Canada.”

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Chinalco President Wang Shilei said: “The start of operations of the Simandou project is an important achievement guided by the consensus reached by the heads of state of the two countries. It reflects the joint efforts and pragmatic cooperation between China and Guinea, contributing to Guinea’s industrialisation and modernisation process. Chinalco is committed to working together with all partners to fully implement the outcomes of the Summit of the Forum on China-Africa Cooperation in Beijing, advance the high-quality development of the Simandou iron ore project, take concrete actions to deliver on the Belt and Road Initiative, and promote the continued deepening of the comprehensive strategic partnership between China and Guinea.”

Chairman of China Baowu Group, Hu Wangming said: “The start of operations of the Simandou project marks a significant milestone in the history of the global mining industry. Throughout the development process, all parties have maintained a broad perspective and a long-term vision, adhering to the principles of market orientation, rule of law, and internationalisation, ensuring the project’s advancement with high standards and high quality. The stable supply of Simandou’s premium iron ore resources will provide a solid foundation of low carbon raw materials for the development of China’s steel industry and the global steel sector. We firmly believe that this exemplary cooperation will inject lasting momentum into the economic and social development of Guinea, the host country of the project.”

1 WCS is a consortium between Winning International Group and Weiqiao Aluminium (part of the China Hongqiao Group) (collectively 51%) and Baowu Resources (49%).

2 The Simfer joint venture comprises Simfer S.A., the holder of Simandou South Blocks 3 & 4, which is owned by the Government of Guinea (15%) and Simfer Jersey Limited (85%). In turn, Simfer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings (47%) – a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%).

View source version on businesswire.com: https://www.businesswire.com/news/home/20251111830386/en/

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